

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

December 11, 2009

Mr. David A. Bochnowski
Chairman of the Board and Chief Executive Officer
NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321
By U.S. Mail and facsimile (219) 836-2396

Re: NorthWest Indiana Bancorp
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009
File No. 000-26128

Dear Mr. Bochnowski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant